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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III 

SEC
Mail Processing
Section
JUN 28 2016
Washington DC
416

SEC File Number
8-34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 5/01/15 and ending 4/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R W Smith & Associates, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
40 Lake Bellevue, Suite 340
(No. and Street)

Bellevue | WA | 98005
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: PAIGE PIERCE (801) 733-9909
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, Suite 200
(No. and Street)

Chicago | Illinois | 60631
(City) | (State) | (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Paige Pierce**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, LLC, as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

President
Title



Notary Public
MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
R W Smith & Associates, LLC

We have audited the accompanying statement of financial condition of R W Smith & Associates, LLC (a limited liability company) (the Company) as of April 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R W Smith & Associates, LLC as of April 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
June 20, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

R W SMITH & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
April 30, 2016

ASSETS

Cash and cash equivalents	$	489,897
Recievable from clearing broker		55,899
Deposit with clearing broker		52,073
Other receivables		1,887
Prepaid expenses		19,539
Investment in limited liability company		120,000
Property and equipment, net		52,771
Security deposits		25,364
Total Assets	$	817,430

LIABILITIES and MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expense	$	155,860
Due to related party		6,852
Commitments and contingencies		-
Total Liabilities		162,712
Member's Equity		654,718
Total Liabilities and Member's Equity	$	817,430

The accompanying notes are an intregal part of these financial statements.

R W SMITH & ASSOCIATES, LLC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2016

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

R W Smith & Associates, LLC serves the investment community principally as an interdealer broker of fixed income securities, including municipal securities and U.S. Government Securities, in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and, as mandated, the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that is readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (Continued)

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

Investment in Limited Liability Company

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns 9% interest in MBIS and accounts for its investment under the cost method. The carrying value of the Company's investment at April 30, 2016 amounted to $120,000.

Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of operations and changes in member's equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee Company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, Management has reviewed the value of the investment as of April 30, 2016 and has determined that no impairment has been sustained.

Advertising

Advertising costs are expensed as incurred and aggregated $4,600 for the year ended April 30, 2016.

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in other operating expenses in the statement of operations.

R W SMITH & ASSOCIATES, LLC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2016

NOTE 2- PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2016, consisted of the following:

Data processing equipment	$ 307,302
Office equipment	54,282
Office furniture	56,702
Leasehold improvements	44,384
	462,670
Less: accumulated depreciation and amortization	(409,899)
Property and equipment, net	$ 52,771

NOTE 3- COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under non-cancelable operating leases expiring through 2019. At April, 30, 2016, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2017	111,735
2018	47,579
2019	8,120
	$ 167,434

Total rental expense of $170,336, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2016.

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2016, the Company had net capital and minimum requirements of $435,157 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.37 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5- EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2016.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

As a Fixed Income Interdealer Broker, the Company is engaged in the contemporaneous buying and selling of securities for broker-dealers registered with the SEC and some institutional (SMMP) Investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Southwest/Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit with the clearing broker of $50,000.

The Company's financial instruments, including cash and cash equivalents, commission receivable, other receivable, deposit with clearing broker, prepaid expenses and deposits, due to clearing broker and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7- CONCENTRATIONS OF CREDIT RISK

At April 30, 2016, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2016, transactions initiated by two employees on behalf of customers yielded approximately 49% of the Company's commission revenue.

NOTE 8- RELATED PARTY TRANSACTIONS

Consulting agreements

The Company entered into an agreement with a member of the board of directors of the Company to provide consulting services. The consulting expenses under this agreement amounted to $150,000 for the year ended April 30, 2016 and are included in other operating expenses in the statement of operations. This agreement expires on March 17, 2017.

Due to related party

The Company received administrative, operational, and support services from an affiliated entity in the amount of $38,260, including rent in the amount of $16,474, during the year ended April 30, 2016. This entity is affiliated by common ownership. At April 30, 2016, the balance due to the related party totaled $6,851.